October 19, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Division of Healthcare and Insurance

Re:          Prana Biotechnology Limited
 Registration Statement on Form F-3
 File No. 333-220886

Dear Ladies and Gentlemen:

The undersigned, on behalf of Prana Biotechnology Limited (“Prana”), issuer of the securities covered by the above-referenced Registration Statement, hereby respectfully requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 4:00 p.m. Washington, D.C. time, on Friday, October 20, 2017, or as soon thereafter as possible.

Management of Prana is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the disposition of the securities covered by the above-referenced Registration Statement.

Thank you very much for your courtesy in this matter.

Very truly yours, /s/ Geoffrey Kempler Geoffrey Kempler Chairman of the Board of Directors and Chief Executive Officer